UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 28, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement
99.2	Press Release entitled “CNOOC Limited Announces Key Operational Statistics for Q1 2016”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2016 (ended 31 March 2016). The comparative statistics for the first quarter of 2015 (ended 31 March 2015) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2016 (ended 31 March 2016). The comparative statistics for the first quarter of 2015 (ended 31 March 2015) are also disclosed in this announcement.

The Company achieved total net production of 124.3 million barrels of oil equivalent (“BOE”) for the first quarter of 2016, representing an increase of 5.1% year over year (“YoY”), mainly attributable to the production contribution from new projects in offshore China that commenced production during 2015.

For the first quarter of 2016, the Company made three new discoveries and drilled four successful appraisal wells offshore China, among which we successfully appraised Caofeidian 12-6 oil and gas structure. The Company also drilled three successful appraisal wells overseas.

To date, for the projects planned to commence production this year, Kenli 10-4 oilfield and Panyu 11-5 oilfield have commenced production, and the other projects progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 24.64 billion for the first quarter of 2016, representing a decrease of 30.7% YoY, mainly due to the sharp decrease in international oil prices. During the period, the Company’s average realized oil price decreased 39.1% YoY to US$32.54 per barrel, which is in line with the international oil price trend. The Company’s average realized gas price was US$5.69 per thousand cubic feet, down 14.8% YoY.

For the first quarter of 2016, the Company's capital expenditure reached approximately RMB 9.69 billion, representing a decrease of 39.2% YoY, mainly because the Company further decreased capex budget for the whole year to reflect the low oil price environment.

First Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2016						2015
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	43.8	13.5	46.1	43.8	13.5	46.1	41.3	12.3	43.3	41.3	12.3	43.3
Western South China Sea	9.9	25.7	14.3	9.9	25.7	14.3	8.7	27.0	13.4	8.7	27.0	13.4
Eastern South China Sea	17.9	17.9	20.9	17.9	17.9	20.9	16.6	16.0	19.3	16.6	16.0	19.3
East China Sea	0.4	5.7	1.3	0.4	5.7	1.3	0.2	4.5	1.0	0.2	4.5	1.0
Subtotal	72.0	62.9	82.6	72.0	62.9	82.6	66.9	59.8	76.9	66.9	59.8	76.9
Overseas
Asia (excluding China)	4.5	13.9	7.0	4.5	13.9	7.0	4.1	11.1	6.1	4.1	11.1	6.1
Oceania	0.3	7.3	1.7	0.3	7.3	1.7	0.1	3.7	0.9	0.1	3.7	0.9
Africa	6.8	-	6.8	6.8	-	6.8	7.5	-	7.5	7.5	-	7.5
North America (excluding Canada)	4.2	11.2	6.1	4.2	11.2	6.1	5.1	11.3	6.9	5.1	11.3	6.9
Canada	3.7	5.1	4.6	3.7	5.1	4.6	4.8	7.2	6.0	4.8	7.2	6.0
South America	2.2	13.6	4.5	2.2	13.6	4.5	2.2	12.6	4.4	2.2	12.6	4.4
Europe	10.3	4.0	11.0	10.3	4.0	11.0	9.0	3.5	9.6	9.0	3.5	9.6
Subtotal	32.0	55.2	41.7	32.0	55.2	41.7	32.8	49.4	41.3	32.8	49.4	41.3
Total	104.1	118.0	124.3	104.1	118.0	124.3	99.6	109.2	118.3	99.6	109.2	118.3

* Including our interest in equity method investees, which is approximately 4.6 mmboe in Q1 2016 and 4.4 mmboe in Q1 2015.

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2016		2015		2016		2015
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	20,777	20,777	31,578	31,578	3,184	3,184	5,144	5,144
Natural gas	3,861	3,861	3,961	3,961	592	592	645	645
Marketing revenue, net	253	253	459	459	39	39	75	75
Others	928	928	721	721	142	142	117	117
	—————	—————	—————	—————	—————	—————	—————	—————
Total	25,819	25,819	36,719	36,719	3,957	3,957	5,981	5,981

Capital Expenditures
Exploration	2,059	2,059	3,274	3,274	316	316	533	533
Development	6,678	6,678	10,985	10,985	1,024	1,024	1,790	1,790
Production	954	954	1,661	1,661	146	146	271	271
Others	3	3	19	19	0	0	3	3
	—————	—————	—————	—————	—————	—————	—————	—————
Total	9,694	9,694	15,940	15,940	1,486	1,486	2,597	2,597

* Capitalized interests were not included. Capitalized interests for Q1 2016 and Q1 2015 were RMB313 million and RMB379 million, respectively.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.5247 has been used for the first quarter of 2016, and an exchange rate of US$1 = RMB6. 1384 has been used for the first quarter of 2015, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 28 April 2016

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Yang Hua (Chairman) Lv Bo	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q1 2016

(Hong Kong, April 28, 2016) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the first quarter of 2016.

The Company achieved total net production of 124.3 million barrels of oil equivalent (“BOE”) for the first quarter of 2016, representing an increase of 5.1% year over year (“YoY”), mainly attributable to the production contribution from new projects in offshore China that commenced production during 2015.

For the first quarter of 2016, the Company made 3 new discoveries and drilled 4 successful appraisal wells offshore China, among which we successfully appraised Caofeidian 12-6 oil and gas structure. The Company also drilled three successful appraisal wells overseas.

For the projects planned to commence production this year, Kenli 10-4 oilfield and Panyu 11-5 oilfield have commenced production, and the other projects progressed smoothly.

During the period, the unaudited oil and gas sales revenue of the Company reached approximately RMB24.64 billion, representing a decrease of 30.7% YoY, mainly due to the sharp decrease in international oil prices. The Company’s average realized oil price decreased 39.1% YoY to US$32.54 per barrel while the average realized gas price was US$5.69 per thousand cubic feet, down 14.8% YoY.

For the first quarter of 2016, the Company's capital expenditure reached approximately RMB9.69 billion, representing a decrease of 39.2% YoY, mainly because the Company further decreased capex budget for the whole year to reflect low oil price environment.

Mr. Li Fanrong, CEO of the Company commented, “Despite the changing industry environment and the challenges resulting from low oil prices, the Company achieved stable results for production and operation in the first quarter. Going forward, we will continue with our operating strategies under the low oil price environment, intensify reform and innovation, and reinforce the sustainable development of the Company.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Samantha Wang

Hill+Knowlton Strategies Asia

Tel: +852-2894 6266

Fax: +852-2576 1990

E-mail: samantha.wang@hkstrategies.com